Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALTAIR INTERNATIONAL CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02138A 20 7
(CUSIP Number)

Saeb Jannoun

Thirty 05 LLC

Tel. No.: (813) 240-4086

Copy to:

Ernest Stern, Esq. Culhane Meadows PLLC 1101 Pennsylvania Avenue, N.W. Suite 300 Washington, D.C. 20004 301-910-2030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2020. See Item 3
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 02138A 20 7	SCHEDULE 13D	Page 2 of 6

1.	names of reporting persons Thirty 05 LLC
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	sec use only
4.	source of funds (See Instructions) PF, WC
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 49,176,520
	8.	shared voting power 0
	9.	sole dispositive power 49,176,520
	10.	shared dispositive power 0

11.	aggregate amount beneficially owned by each reporting person 49,176,520 shares of Common Stock
12.	check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	percent of class represented by amount in row (11) 9.6% of the issued and outstanding shares of Common Stock
14.	type of reporting person (See Instructions) OO

CUSIP No.: 02138A 20 7	SCHEDULE 13D	Page 3 of 6

Item 1. Security and Issuer.

This Schedule 13D filed by Thirty 05 LLC ( “Thirty 05” or the "Reporting Person") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Altair International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6501 E. Greenway Pkwy #103-412 Scottsdale, AZ 85254.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed with respect to the shares of the Issuer's Common Stock held by Thirty 05. The majority ownership of Thirty 05 is held by Saeb Jannoun who has voting and investment power over the securities held by Thirty 05.

(b) The business address of Thirty 05 is 3005 Hoedt Road, Tampa, FL 33618.

(c) Thirty 05 is in the financial services business. Saeb Jannoun is the founder and President of Thirty 05.

(d) During the last five years neither the Reporting Person, nor, to the knowledge of its principals, any of its respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor, to the knowledge of its principals, its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Thirty 05 was formed under the laws of the State of Florida.

Item 3. Source and Amount of Funds or Other Consideration.

Each acquisition of securities by Thirty 05 (or on its behalf and at its direction) was either in open market transactions or through private placements using its own working capital and with personal funds.

The Reporting Person has acquired beneficial ownership of securities of the Issuer as follows:

Open market or private placement purchases of shares

Date	Number of Shares	Price ($)
5/7/2020	49,176,520	2,900
Total Shares	49,176,520

CUSIP No.: 02138A 20 7	SCHEDULE 13D	Page 4 of 6

Item 4. Purpose of Transaction.

Thirty 05 has invested in the Issuer to support its development and growth and has acquired the Common Stock for investment purposes. The Reporting Person will continuously evaluate their beneficial ownership of the Issuer’s securities and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Person may deem material to their investment decision, Thirty 05 may from time to time lend the Issuer money in exchange for convertible notes, acquire additional securities of the Issuer in the open market or in privately negotiated transactions or may dispose of all or a portion of the securities of the Issuer that Thirty 05 now owns or may hereafter acquire.

The Reporting Person currently has no other plans or proposals, though it retains the right, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns an aggregate of 49,176,520 shares of Common Stock which would represent 9.6% of the issued and outstanding shares of Common Stock based on 511,732,553 shares set forth in the current list of shareholders provided by the Issuer’s transfer agent, Globex Transfer, LLC.

To the knowledge of the Reporting Persons, none of their respective directors or officers has any power to vote or dispose of any securities of the Issuer, nor did any of the Reporting Persons effect any transactions in such securities in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Items 3 and 4 of this report.

Item 7. Material to be Filed as Exhibits.

Power of Attorney

CUSIP No.: 02138A 20 7	SCHEDULE 13D	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2020
Thirty 05 LLC

	By:	/s/ Saeb Jannoun
Name: Saeb Jannoun
Title: President

CUSIP No.: 02138A 20 7	SCHEDULE 13D	Page 6 of 6

EXHIBIT 1

POWER OF ATTORNEY

The undersigned constitutes and appoints Ernest Stern as the undersigned’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Altair International Corp. (the “Company”) on Schedule 13D or Schedule 13G as required under Section 13 and Forms 3, 4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934, as amended, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which the Company’s stock is listed, granting unto said attorney-in-fact and agent full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13 and Section 16(a), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission. The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorney-in-fact.

The authority granted hereby shall in no event be deemed to impose or create any duty on behalf of the attorneys-in-fact with respect to the undersigned’s obligations to file Schedule 13Ds and Forms 3, 4 and 5 with the Securities and Exchange Commission.

EXECUTED this 8th day of June, 2020.

Thirty 05 LLC

By:	/s/ Saeb Jannoun
Name: Saeb Jannoun
Title: President